May 4, 2010

VIA FEDERAL EXPRESS AND EDGAR

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	General Finance Corporation
Amendment No. 3 to Registration Statement on Form S-1
Originally filed December 18, 2009
File No. 333-163851

Ladies and Gentlemen:

General Finance Corporation, a Delaware corporation (“General Finance”), hereby requests acceleration of the effective date of Amendment No. 3 to Registration Statement on Form S-1, as amended (File No. 333-163851), to 4:00 p.m., Eastern time, on May 7, 2010, or as soon thereafter as possible.  In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), General Finance hereby confirms that it is aware of its obligations under the Act.  In addition, General Finance acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, they do not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve General Finance from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	General Finance may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact the undersigned at (626) 584-9722 as soon as the Amendment No. 3 to Registration Statement on Form S-1 has been declared effective or if you have any other questions or concerns regarding this matter.

Very truly yours,

General Finance Corporation

By: /s/ Christopher A. Wilson
Christopher A. Wilson
General Counsel, Vice President & Secretary